David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

August 5, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: H. Roger Schwall, Assistant Director

Re: Westpoint Energy, Inc.
Registration Statement on Form S-1
Filed July 1, 2011
File No. 333-175313

Dear Mr. Schwall:

Westpoint Energy, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated July 26, 2011, with reference to the Company's registration statement on Form S-1 filed with the Commission on July 1, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.           Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

Response: Revisions to disclosure in one section will be made in all other relevant sections. Responses will include the page number(s) of the revised disclosure.

2.           We note your disclosure that you acquired two petroleum and natural gas leases from Titan Oil & Gas, Inc. in February 2011. We understand from Titan's disclosure that the majority of Titan's other assets are located in Alberta, where Titan wishes to focus its activities. Please revise your filing to disclose why Titan transferred the leases to Westpoint.

Response: Disclosure has been added on pages 7, 34 and 39 to indicate that Titan transferred the leases because of its focus on properties in Alberta.

3.           Please provide us on a supplemental basis with the third party materials you used as the basis for the various statistics you cite in your prospectus. For example, and without limitation, we note the following statements:

•           “As provided by the Saskatchewan Department of energy’ published reports, Saskatchewan is now the second largest oil producer in Canada after Alberta. The province produces approximately 17 per cent of total Canadian oil production. The Properties are located in the southeast portion of the province which is noted for crude oil production rather than natural gas.” (Page 36)

•           “As provided by the Saskatchewan department of Energy's published reports, approximately 15 per cent of Saskatchewan's oil production is currently used within the province, 69 per cent is currently exported to the United States with the remainder sold in Eastern Canada with a minor amount of oil sold in Alberta.” (Page 39)

To expedite our review, in your letter of response, please indicate precisely where in the corresponding document we may find the referenced material, and also mark by highlighting or some other clear manner the relevant portion(s) of the supporting documents you provide.

Response: The Saskatchewan Department of Energy summary sheet is being provided to the Commission supplementally.

Prospectus Cover Page

4.           Please highlight the cross-reference to your risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response: The risk factor cross reference has been revised to appear in bold and capitalized font on the prospectus cover page.

Prospectus Summary, page 6

5.           Please include in this section the telephone number of your principal executive offices.

Response: The disclosure on page 3 of the Amended Registration Statement has been revised to include the telephone number of the Company’s principal executive offices.

6.           We note your disclosure at page 9 that you currently maintain your executive offices on a shared basis at 871 Coronado Center Drive, Suite 200, Henderson, Nevada 89052. Please revise your filing to clarify the nature of such offices. For example, it appears from the document that you filed as Exhibit 10.5 that this may not be physical office space.

Response:  The disclosure has been revised on pages 9 and 41 to indicate that the Company’s executive office is not a physical office.

7.           We also note that your two leases are located in Saskatchewan and it appears from the Form S-l signature page that Mr. Dhaddey signed the registration statement in Morgan Hill, California. Please tell us, with a view toward disclosure, where Messrs. Dhaddey and Adams reside.

Response: Mr. Dhaddey resides in Morgan Hill, California and Mr. Adams resides in Calgary, Alberta.

8.           We note your disclosure at page 13 that Mr. Dhaddey devotes one day per week to your business and that Mr. Adams devotes one hour per week to your business. However, you state at pages 19 and 23 that Messrs. Dhaddey and Adams each will devote approximately two hours per week to your operations. Please revise these statements for consistency.

Response: The disclosure has been revised on pages 12, 17, and 22 to be consistent and state that Messrs. Dhaddey and Adams each devote two hours per week to the Company.

Risk Factors, page 16

9.           Please refer to the risk factor at page 16 captioned, “We are an exploration stage company....” Please remove the sentence beginning, "Our future operating results will depend on many factors...,” as the bullet points describe risks that are distinct from the risk described at the beginning of this paragraph, that you are an exploration-stage company with only a limited operating history on which you can be evaluated. Moreover, the sentence appears to be redundant, as you provide risk-factor disclosure elsewhere regarding the bullet-pointed risks.

Response: In accordance with the comments of the Commission, the Company has removed the redundant sentence on pages 14 and 15.

10.           Please relocate the risk factor captioned, “Our independent auditor has issued a going concern...,” to the beginning of this section, to make this disclosure more prominent.

Response: The referenced risk factor has been moved to the beginning of the section entitled “Risk Factors Relating To Our Company” beginning on page 4 of the Prospectus Summary and to the beginning of the Risk Factors section as risk factor number 1 on page 9 of the Amended Registration Statement.

11.           Please refer to the risk factor at page 18 captioned, “If we do not maintain the property lease payments....”.  Please disclose in this paragraph any lease payments you will owe in the next twelve months.

Response:  The seventh risk factor on page 17 has been revised to disclose aggregate lease payments of $407 required to be paid in the next twelve months.

12.           We note your disclosure that Mr. Dhaddey is the sole officer and a director of both Westpoint and Titan Oil & Gas, Inc., and that Mr. Adams is a director of both companies. Please disclose all related risks that are material, including, without limitation, the potential for conflicts of interest to arise in connection with the business interests and opportunities of Westpoint and Titan.

Response:  The disclosure has been revised on page 17 to include the potential for conflict of interest in connection with the Company’s business interests and opportunities.

13.           We note your disclosure at page 19, summarized at page 12, that “[y]our directors work for other natural resource exploration companies.” Please state here that another such company for which Messrs. Dhaddey and Adams work is Titan Oil & Gas, Inc., and clarify whether Messrs. Dhaddey and Adams work for any other natural resource exploration companies besides Westpoint and Titan.

Response:  The disclosure on page 17 has been revised to state that Messrs. Dhaddey and Adams also work for Titan Oil & Gas, Inc. and that Mr. Adams works for Ranger Survey Systems Canada Inc.

Selling Security Holders, page 29
14.           We note your disclosure at page 30 that “none of the selling security holders are now or were at any time in the past an officer or director of ours or any of any of our predecessors or affiliates.” Please clarify your reference to your “predecessors or affiliates.”

Response: The disclosure has been revised on page 28 in the Amended Registration Statement to delete the reference to predecessors and to clarify to which affiliates the disclosure relates.

15.           Please confirm the accuracy of the final column of your table at page 31. In that regard, it is not clear how certain shareholders will retain ownership in specified percentages of your common stock when your table assumes that such holders will sell all their shares in the offering. Please revise.

Response:  Page 29 of the Amended Registration Statement has been revised to provide that the selling shareholders will not maintain any interest in the Company.

Description of Business, page 36

16.           Please tell us, with a view toward disclosure, how many times within the past year Messrs. Dhaddey or Adams have visited the Saskatchewan properties.

Response: The disclosure on page 34 has been added to indicate that, within the past year, that neither Mr. Dhaddey nor Adams have visited the Saskatchewan properties.

17.           Where you provide an example of a “farm-out” arrangement at page 37, please clarify how you calculated that “the company farming-in receives $0.70 in working interest for each dollar of participation interest.”

Response:  The disclosure on page 35 has been revised to clarify how the $0.70 in working interest for each dollar of participation interest was calculated.

18.           We note your disclosure at page 38 that you have engaged an engineering firm to undertake an initial review of the two properties in which you hold interests. Please identify the engineering firm and explain whether the $20,000 you have budgeted for the initial property assessment will cover the engineering firm’s review of publicly available drilling data and the initial assessment of your properties.

Response: The name of the engineering firm and budget clarification has been added to the disclosure on page 36.

19.           We note your disclosure at page 39 that "[i]n general, minimum annual lease payments are CDN $3.50 (USD $3.60) per hectare." Please also disclose in this paragraph the total amounts for the lease payments you will owe in the next twelve months.

Response: The disclosure on pages 37 to 39 has been revised to include the total lease payments for the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

20.           We note that portions of your “Description of Business” section are repeated verbatim in your MD&A. Please revise your prospectus to eliminate repetitiveness.

Response: The MD&A on page 43 has been revised to delete repetitive language from the “Description of Business” section.

Directors. Executive Officers. Promoters and Control Persons, page 49

21.           Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Indicate starting dates and end dates in terms of months, as opposed to years.

Response:  The biographies of the Company’s officers and directors have been revised on page 46 to include their continuous five-year history.

22.           We note your disclosure at page 49 that Mr. Dhaddey received a degree from "the University of Moscow, Idaho." We are unaware of the existence of any such university. Please clarify, if true, that you are referring to the University of Idaho at the campus in Moscow, Idaho.

Response: The disclosure has been revised on page 46 to clarify that the reference is to the University of Idaho in Moscow, Idaho.

23.           We note your statement at page 50 that you are not aware of any conflicts of interest with your executives or directors beyond their authority to determine management compensation and audit issues. Please revise to disclose the potential conflicts stemming from the affiliation of Messrs. Dhaddey and Adams with both Westpoint and Titan Oil & Gas, Inc., or provide a cross reference to disclosure that you may add elsewhere in your prospectus.

Response:  The disclosure has been added on page 47 to note the potential conflict of interest stemming from Messrs. Dhaddey and Adams affiliation with Titan Oil & Gas, Inc. and the Company.

Exhibits

24.           We note your discussion at pages 36 and 39 regarding the leases with the province of Saskatchewan. Please file the lease documentation. We may have further comments upon reviewing these leases.

Response: The leases with Saskatchewan have been filed as Exhibits.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin